UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

EXHIBITS

Exhibit Number	Description of Document

1	Call Notice for Extraordinary Shareholders’ Meeting of Tele Norte Leste Participações S.A., dated July 30, 2010.

2	Management’s Proposal for the Extraordinary Shareholders Meeting of Tele Norte Leste Participações S.A., dated July 30, 2010

Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33.300.262539

Publicly-Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (the “Company”) hereby invites shareholders to attend the Extraordinary Shareholders’ Meeting to be held on August 16, 2010, at 10:00 a.m., at the Company’s headquarters, located at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, in order to deliberate on the following Agenda: (i) issuance of simple single series unsecured debentures, not convertible into shares; (ii) delegation of powers to the Board of Directors to decide upon or alter those matters defined in the second part of paragraph 1 of Article 59 of Law No. 6,404/76, as amended; and (iii) authorization to the Company’s Board of Executive Officers to take all the necessary measures for issuance of the debentures.

GENERAL INFORMATION:

1. All documentation in connection with the Agenda may be examined by the shareholders at the Company’s headquarters.

2. Shareholders wishing to be represented by an attorney-in-fact at the meeting referred to herein must provide the instrument granting the power of attorney, and in case of legal entities, a copy of the corporate acts and/or documents corroborating such representation of the shareholder, to the Legal Department at Rua Humberto de Campos, 425, 5th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 06:00 p.m., by August 12, 2010. This measure is intended to accelerate the registration of shareholders on the day of the meeting.

3. Shareholders participating in the Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) who wish to attend the meeting referred to herein must submit a statement of the custodian, issued beginning on August 12, 2010, showing their respective equity holdings.

Rio de Janeiro, July 30, 2010.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) NO. 02.558.134/0001-58

BOARD OF TRADE (NIRE) NO. 33.300.262539

Publicly-Held Company

Information relating to the 2nd issuance of debentures of Tele Norte Leste Participações S.A. (the “Company”), pursuant to Schedule 15 of CVM Instruction No. 481 of December 17, 2009:

a.	Maximum amount of the issuance: R$1,500,000,000.00 (one billion, five hundred million reais)

b.	Series: The issuance will be carried out in a single series.

c.	Number and face value: 150 (one hundred and fifty) simple debentures, not convertible into shares (“Debentures”), with a face value per unit of R$10,000,000.00 (ten million reais).

d.	Use of proceeds: The proceeds from the issuance will be used entirely toward payment of commercial promissory notes issued by the Company in May 2010.

e.	Reasons for the issuance and consequences: With the proceeds obtained by the issuance, the Company will be able to make the payments described in item “d,” above.

f.	Remuneration: (i) Interest accrued by the Debentures will not be capitalized; and (ii) the Debentures will accrue interest at the Overnight Interbank Deposit Rate (Depósitos Interfinanceiros – DI) (“DI Rate”) plus 1.10% per annum. The DI Rate is released daily by the OTC Clearing House (CETIP S.A. – Balcão Organizado de Ativos e Derivativos) (“CETIP”) and is available at http://www.cetip.com.br. Accrued interest will be paid in one lump sum on the date of maturity.

g.	Type of debentures and guarantees: The Debentures will be unsecured.

h.	Term and conditions of maturity, amortization, redemption and acceleration: The Debentures will mature 180 days from the issue date and will be paid in full at maturity. Beginning 120 days from the issue date, the Company may, at its discretion and at any time, redeem the Debentures by paying the principal amount of the Debentures plus interest accrued from the issue date until the payment date, without any premium, causing the Debentures to be cancelled. If the Company opts to exercise its right of redemption, it will notify all Debenture holders, who will be given equal treatment and provided with the same conditions by which to accept the redemption, as provided in the debenture deed. Additionally, certain events, as agreed upon between the Company and the coordinating banks and according to customary market and Company practices, will trigger the acceleration of the Debentures.

i.	Placement: The Debentures are being offered pursuant to a restricted public offering, pursuant to CVM Instruction No. 476/09.

j.	Matters that may be delegated to the Board of Directors: All of the matters relating to the Debentures must be decided by the general shareholders’ meeting, except that pursuant to Law No. 6,404/76, the Board of Directors of the Company may decide upon or alter, if necessary, those matters defined in the second part of paragraph 1 of Article 59 of Law No. 6,404/76.

k.	Trustee: SLW Corretora de Valores e Câmbio Ltda.

l.	Risk rating: The Debentures will not have a risk rating.

m.	Secondary market:: National Debentures System (SND – Módulo Nacional de Debêntures), administered and operated by CETIP.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer